Cogent Communications Group, Inc.

Robert N. Beury Jr.

Chief Legal Officer

Cogent Communications, Inc.

1015 31st Street, NW

Washington, DC 20007

Telephone +1-202-295-4254

Fax +1-703-997-8709

email: rbeury@cogentco.com

December 21, 2012

Re:                             SEC comment letter dated December 17, 2012 regarding:

Cogent Communications Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for the nine months ended September 30, 2012

Filed November 7, 2012

File No. 001-31227

Dear Mr. Wilson:

This letter responds to the comments received in your letter of December 17, 2012.  The responses are keyed to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis  — Results of Operations

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2011

Income Tax Benefit, page 29

1.                                      Note 10 on page 66, discloses service revenues by geographic regions of North America and Europe which seem to be contributing disproportionately to Domestic and Foreign income (loss) before income taxes, as disclosed in Note 5 on page 61.  Please explain to us the basis for the disproportion and the related tax effects of the “impact of foreign operations” disclosed in the statutory rate reconciliation on page 60.

Cogent is a facilities-based provider of Internet access and communications services.  Facilities-based providers such as Cogent require significant physical assets, or network facilities, to provide their services.  Typically when a facilities-based network services provider begins providing its services in a new jurisdiction losses are incurred for several years until economies of scale have been achieved.

Cogent has foreign operations in North America and Europe. Europe accounts for roughly 75% of the Company’s foreign operations.  Cogent’s European operations have incurred losses and will continue to do so until the European customer base and revenues have grown sufficiently to achieve economies of scale.   Conversely, Cogent’s domestic

operations are profitable as they have achieved a sufficient customer base and the necessary economies of scale.

The Company’s European subsidiaries are flow-through entities for U.S income tax purposes and the losses of these subsidiaries are included in the U.S. consolidated income tax return.  The European foreign losses therefore reduce U.S. current taxable income while also creating a foreign net operating loss deferred tax asset.  The European net operating losses have a full valuation allowance.  The “Impact of foreign operations” on the rate reconciliation accounts for the benefit of the foreign losses before the foreign valuation allowance change, which is shown on a separate line item in the rate reconciliation.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Financial Instruments, page 49

2.                                      Please revise your fair value measurement disclosure in future filings to comply with disclosures required by ASC 820-10-50-2 and ASC 820-10-50-2e.  For example, we note that the fair value of your secured senior notes has been provided, however, not all disclosures required by the guidance have been provided with respect to your fair value measurements using Level 2 inputs.

We will include all required disclosures beginning with our 10-K for the year ending December 31, 2012.

3.                                      Additionally, you do not disclose the fair value level in the fair value hierarchy of the cash equivalents.  Please tell us what levels were determined and how you determined those levels in the fair value hierarchy.  Please note that under FASB ASC 820-10-35-37, the level in the fair value hierarchy should be determined based upon the lowest level input that is significant to the fair value measurement in its entirety.

Cash equivalents are comprised of money market funds.  The fair value of cash equivalents was determined by using Level 1 inputs using quoted market prices in active markets.   We will add the additional and revised disclosures beginning with our 10-K for the year ending December 31, 2012.

Debt with Conversion Options

4.                                      We note that you estimate the fair value of convertible notes on the issuance date and on each purchase date.  In future filings, please clarify and tell us what is meant by “purchase date”.

“Purchase dates” are the dates that the Company purchased certain Convertible Notes for cash.  As disclosed on page 56 at the end of the second paragraph “In 2008, the Company purchased an aggregate of $108.0 million of face value of the Convertible Notes for $48.6 million in cash in a series of transactions.”   In order to determine the associated gain or loss on these 2008 transactions the Company was required to determine the estimated fair value of the purchased Convertible Notes on each purchase date.

The Company will clarify what is meant by “purchase date” beginning with our 10-K for the year ending December 31, 2012.

Note 5 Income Taxes, page 60

5.                                      Please explain the basis for the significant gross increases to prior year’s tax positions for the year ended December 31, 2011 in the amount of $2,177,000.   We note that the amount is over three times the beginning balance of unrecognized tax benefits.

In 2011, the Company concluded that an IRC §382 limitation may apply to specific state net operating loss carryforwards.  The $2,177,000 represents the estimated income tax expense associated with the IRC §382 limitation in the relevant states.

6.                                      Clarify for us what compromises the significant change of ($2,969,000) in tax reserves for the year ended December 31, 2011 as disclosed in the rate reconciliation.

This amount predominantly represents the $2,177,000 noted in Comment #5 plus estimated interest and penalties.

Form 10-Q for the Interim Period Ended September 30, 2012

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2012 Compared to the Three and Nine Months Ended September 30, 2011 — Results of Operations, page 13

7.                                      We note disclosures throughout the discussion of results of operations that exclude equity-based compensation expense in discussion of various expense captions.  Since you are disclosing non-gaap presentations by this exclusion you should revise your disclosures in future filings to address the requirements of Item 10(e) of Regulation S-K.  Similar consideration of revision should be made to other filed or furnished Exchange Act reports, considering Regulation G and Item 10(e) of Regulation S-K , as applicable.

We will revise our disclosures beginning with our 10-K for the year ending December 31, 2012.

The Company hereby confirms acknowledgment of the fact that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Robert N. Beury Jr.